As filed with the Securities and Exchange Commission on January 25, 2001


                                                      Registration No. 333-45014

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                         POST-Effective Amendment No. 4


                                     to the

                                    FORM SB-2

                             REGISTRATION STATEMENT

                                      UNDER

                           THE SECURITIES ACT OF 1933

                     WESTSTAR FINANCIAL SERVICES CORPORATION
                  ---------------------------------------------
                 (Name of small business issuer in its charter)

    North Carolina                     6712                       56-2181423
-----------------------         -----------------            -------------------
(State or Jurisdiction          (Primary Standard               (IRS Employer
of Organization)                Industrial Code)             Identification No.)


                                79 Woodfin Place
                      Asheville, North Carolina 28801-2426

                                 (828) 252-1735
           ------------------------------------------------------------
          (Address and telephone number of principal executive offices)


                         G. Gordon Greenwood, President

                                79 Woodfin Place
                      Asheville, North Carolina 28801-2426

                                 (828) 252-1735
            ------------------------------------------------------------
            (Name, address and telephone number of agent for service)


                                   Copies to:

                            Anthony Gaeta, Jr., Esq.
                               Erik Gerhard, Esq.
                             Gaeta & Glesener, P.A.

                        808 Salem Woods Drive, Suite 201
                                Raleigh, NC 27615

                              (919) 845-2558 Phone

                               (919) 518-2146 Fax

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.

If this Form is filed to register additional securities for an Offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same Offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same Offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same Offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

PROSPECTUS SUPPLEMENT

January __, 2001

                     WESTSTAR FINANCIAL SERVICES CORPORATION

                                  Common Stock
                                 $8.00 Per Share

         62,500 Shares (minimum)                486,800 Shares (maximum)

                               RECENT DEVELOPMENTS

This Prospectus Supplement dated January __, 2001 describes material developments in the stock offering of Weststar Financial Services Corporation. It should be read in conjunction with the Prospectus dated November 13, 2000 to which this Supplement is made a part.

Extension of the  Offering:  The Board of  Directors,  by a resolution  effected
December 20, 2000, extended the Offering through February 28, 2001, or until subscription offers have been accepted and full payment received for the maximum amount of shares offered, whichever is earlier.

Reduction of the Offering Price: The Board of Directors, by a resolution effected December 20, 2000, reduced the price of the Offering from $9.50 to $8.00 per share.

Reduction in Minimum Number of Shares Offered: The Company was originally offering a minimum of 117,000 shares. The Board of Directors, by resolution effected December 20, 2000, reduced the minimum number of shares offered to 62,500 shares. The number of shares to be outstanding after the Offering will equal 695,798 shares if the minimum is sold.

Increase in Maximum Number of Shares Offered: The Company was originally offering a maximum of 410,000 shares. As a result of the reduction in the price per share, the Company is now offering a maximum of 486,800 shares. The number of shares to be outstanding after the Offering will equal 1,120,098 shares if the maximum is sold.

Right of Existing Subscribers: Any subscriber who submitted a completed Subscription Offer Form prior to January __, 2001 will have the right to one of the following. All subscribers will be sent this Prospectus Supplement with detailed written instructions to permit them to make one of the following choices:

 1. Rescission of the entire subscription and refund, with interest, of the entire amount of funds subscribed; or

 2. Purchase of the whole number of shares resulting by dividing the new purchase price of $8.00 per share into the subscriber's total cash subscription. A refund, with interest, of any resulting amount less than $8.00 will be made in cash; or

 3. The purchase of the number of shares originally subscribed at a price of $8.00 per share with a refund, with interest, of the excess of funds previously submitted.

However, should a subscriber fail to choose any of the three options listed above by February 28, 2001, the termination date of the Offering, rescission of that subscriber's entire subscription offer and a refund, with interest, of the entire amount of funds subscribed will automatically result.


   For further information regarding this Prospectus Supplement, please contact Wachovia Securities, Inc., BB&T Building, Suite 1201, One West Pack Square, Asheville, North Carolina 28801-3464. You can also reach them at (800) 929-0973 or (828) 252-5252.

             MARKET FOR COMMON STOCK AND RELATED SHAREHOLDER MATTERS

Market Information

Weststar's common stock is currently being traded on the Nasdaq OTC Bulletin Board under the symbol "WFSC." The prices reflected below are for Weststar since April 28, 2000, the date of its organization. For dates prior thereto, the prices reflect the shares of common stock of The Bank of Asheville. The following table gives the high and low sales prices for the calendar quarters indicated:

                                          Sale Price

                                     High            Low

1998

First Quarter                   $     n/a         $    n/a
Second Quarter                      11.50             11.00
Third Quarter                       14.50             12.00
Fourth Quarter                      12.00             10.0625

1999

First Quarter                   $   11.00         $    9.50
Second Quarter                      10.50              9.50
Third Quarter                       11.00              9.00
Fourth Quarter                      10.50              6.375

2000

First Quarter                   $    9.50         $    7.00
Second Quarter                       9.375             7.00
Third Quarter                        9.00              5.375
Fourth Quarter                       9.00              5.125

2001

First Quarter                   $    8.50         $    6.50
(thru January 16, 2001)

The over-the-counter quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

Weststar Financial Services Corporation & Subsidiary
Management's Discussion and Analysis

CHANGES IN FINANCIAL CONDITION
SEPTEMBER 30, 2000 COMPARED TO DECEMBER 31, 1999

During the period from December 31, 1999 to September 30, 2000 total assets increased $22,354,456 or 52%. This increase, reflected primarily in the cash and loan portfolios, was funded primarily by deposit growth.

Securities and interest-bearing balances with other financial institutions at September 30, 2000 totaled $2,024,989 compared to $4,615,195 at December 31, 1999. Securities available for sale remained relatively flat when compared to December 31, 1999 and federal funds sold was reduced to none as funds were allocated to the loan portfolio. During 1999, the Company gained access to the Federal Home Loan Bank system. This access grants the Company additional sources of funds for lending and liquidity. An initial equity investment of $58,100 was required to gain access to the Federal Home Loan Bank's resources. During the nine month period of 2000, an additional investment of $87,500 was required by the Federal Home Loan Bank.

The loan portfolio constituted 85% of the Company's total assets. Loans increased $21,528,691 from December 31, 1999 to September 30, 2000. The increase in loan demand resulted from market penetration into the small business, professional and consumer bases within the Company's market. Management places a strong emphasis on loan quality. At September 30, 2000, there were no loans that
(i) represented or resulted from trends or uncertainties which management reasonably expects to materially impact future operating results, liquidity, or capital resources, or (ii) represented material credits about which management was aware of any information which caused management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms.

Management considers the Company's asset quality to be of primary importance. The allowance for loan losses, which is utilized to absorb losses inherent in the loan portfolio, is maintained at a level sufficient to provide for estimated potential charge-offs of non-collectible loans. The loan portfolio is analyzed periodically in an effort to identify potential problems before they actually occur. The allowance for loan losses is evaluated on a regular basis by management using a methodology that segments the loan portfolio by types. This methodology is based upon management's periodic review of the collectibility of the loans in light of the current status of the portfolio, historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. Because the Company has been in existence for a relatively short time, and therefore has a limited history, management has also considered in applying its analytical methodology the loss experience and allowance levels of other peer community banks and the historical experiences encountered by the Company's management and senior lending officers. Weststar's methodology for assessing the appropriateness of the allowance for loan losses consists of two key elements, which are the formula allowance and specific allowance.

The formula allowance is calculated by applying loss factors to outstanding loans and certain unused commitments, in each case based on the internal risk grade of such loans, pools of loans and commitments. Changes in risk grades of both performing and non-performing loans affect the amount of the formula allowance. Loss factors are based in part on limited experience and may be adjusted for significant factors that, in management's judgement, affect the collectibility of the portfolio as of the evaluation date. Loss factors are developed in the following way.

- Problem graded loan loss factors are derived from a methodology that utilizes published experience of peer community banks and the historical experiences encountered by Weststar's management.

- Pass graded loan loss factors are based on average annual net charge-offs rate over a period believed to be a business cycle.

- Pooled loan loss factors (not individually graded loans) are based on expected net charge-offs for one year. Pooled loans are loans that are homogeneous in nature, such as consumer installment loans.

- Specific allowances are established in cases where management has identified significant conditions or circumstances related to a credit that management believes indicate the probability that a loss has been incurred in excess of the formula allowance. This amount is determined either by a discounted cash flow method or the fair value of the collateral.

The Company has incurred limited charge-off experience. Actual charge-offs are compared to the allowance and adjustments are made accordingly. Also, by basing the pass graded loan loss factors over a period relative of a business cycle, the methodology is designed to take our recent loss experience into account. Pooled loan loss factors are adjusted monthly based upon the level of net charge-offs expected by management in the next twelve months. Furthermore, the methodology permits adjustments to any loss factor used in the computation of the formula allowance in the event that, in management's judgement, significant factors, which affect the collectibility of the portfolio as of the evaluation date, are not reflected in the loss factors. By assessing the probable estimated losses inherent in the loan portfolio on a monthly basis, we are able to adjust specific and inherent loss estimates based upon the most recent information.

The provision for loan losses represents a charge against income in an amount necessary to maintain the allowance at an appropriate level. The monthly provision for loan losses may fluctuate based on the results of this analysis. The allowance for loan losses at September 30, 2000 and December 31, 1999 was $824,145 and $528,808 or 1.47% and 1.53%, respectively, of gross loans outstanding.

Deposits increased $19,634,171 during the nine months ended September 30, 2000. The growth was found in all categories of deposits. Transaction and savings accounts accounted for $11,806,039 or 60% of growth, while time deposits accounted for $7,828,132 or 40% of growth. Approximately $5 million in time deposits were generated through the internet. These deposits primarily represent deposits from other financial institutions such as credit unions and savings banks, and account for approximately 9% of total deposits.

The Company's capital at September 30, 2000 to risk weighted assets totaled 12.92%. Current federal regulations require a minimum ratio of total capital to risk weighted assets of 8%, with at least 4% being in the form of Tier 1 capital, as defined in the regulations. In addition, the Company must maintain a leverage ratio of 4%. As of September 30, 2000, the Company's capital exceeded the current regulatory capital requirements.

RESULTS OF OPERATIONS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2000 AND 1999

Net interest income, the principal source of the Company's earnings, is the amount of income generated by earning assets (primarily loans and investment securities) less the total interest cost of the funds obtained to carry them (primarily deposits and other borrowings). The volume, rate and mix of both earning assets and related funding sources determine net interest income.

COMPARATIVE THREE MONTHS

Net interest income for the quarter ended September 30, 2000 totaled $850,350 compared to $473,741 in 1999. This increase is attributable to growth in net earning assets and improved net interest margins. The Company's net interest margin was approximately 5.7% and 5.2% for the quarters ended September 30, 2000 and 1999, respectively.

Weststar recorded a provision for loan losses of $160,260 and $16,170 for the quarters ended September 30, 2000 and 1999, respectively. The provision for loan losses is charged to operations to bring the allowance to a level deemed appropriate by management based on the factors discussed under "Asset Quality." The provision for credit losses increased due to growth in the loan portfolio, and an increase in non-performing loans from .30% to .83% of gross loans outstanding at September 30, 1999 and 2000, respectively.

Non-interest income for the September 30, 2000 and 1999 quarters totaled $136,018 and $126,086, respectively. The growth in service charge income increased commensurate with growth in transaction related deposit accounts. Non-interest expense totaled $623,342 compared to $531,623 in 1999. Non-interest expense increased primarily as a result of Company wide asset growth and the costs of servicing a larger loan and deposit base of customers. Additional increased costs related directly to insurance, supplies, audit, tax and legal fees as well as a sundry of other items. Income (loss) before income taxes totaled $202,766 and $7,034 for the quarters ended September 30, 2000 and 1999, respectively. Income taxes totaled $70,049 and none for the quarters ended September 30, 2000 and 1999, respectively. Net income totaled $132,717 and $7,034 for the quarters ended September 30, 2000 and 1999, respectively.

Other comprehensive income, which is the change in shareholders' equity excluding transactions with shareholders', totaled $2,908 and $385 in 2000 and 1999, respectively. Comprehensive income totaled $135,625 for the quarter ended September 30, 2000 compared to $7,419 for the quarters ended September 30, 1999.

COMPARATIVE NINE MONTHS

Net interest income for the nine month period ended September 30, 2000 totaled $2,172,521 compared to $1,098,463 in 1999. This increase is primarily attributable to growth in earning assets and interest-bearing liabilities. The Company's net interest margin was approximately 5.5% and 4.7% for the nine months ended September 30, 2000 and 1999, respectively.

The provision for loan losses charged to operations is an amount sufficient to bring the allowance for loan losses to an estimated balance considered to be adequate to absorb potential losses in the portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, current economic conditions, historical loan loss experience and other risks. During the nine month period ended September 30, 2000 and 1999, management allocated $317,460 and $265,455, respectively, to the loan loss reserve.

The recorded investment in loans that are considered to be impaired in accordance with criteria set forth in Statement of Financial Accounting Standards No. 114 of the Financial Accounting Standards Board was $194,528 and $90,544 at September 30, 2000 and 1999, respectively. The average recorded balance of impaired loans during 2000 and 1999 was not significantly different from the balance at September 30, 2000 and 1999. Loans are considered impaired when based on current information, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement, including interest payments. Impaired loans are carried at the lower of the recorded investment in the loan, the estimated present value of the total expected future cash flows, discounted at the loan's effective rate or the fair value of the collateral, if the loan is collateral dependent. The related allowance for loan losses determined in accordance with SFAS No. 114 for impaired loans was $51,779 and $51,823 at September 30, 2000 and 1999, respectively. For the nine month period ended September 30, 2000 and 1999, the Company recognized interest income from impaired loans of approximately $8,660 and $4,044, respectively.

Non-interest income for the nine month period ended September 30, 2000 and 1999 totaled $369,003 and $283,045, respectively. The growth in service charge income increased commensurate with growth in transaction related deposit accounts. Non-interest expense totaled $1,813,282 compared to $1,435,648 in 1999. Non-interest expense increased primarily as a result of additional staffing and premises and equipment purchases related to growth. Additional increased costs related directly to insurance, supplies, audit, tax and legal fees as well as a sundry of other items. The net operating income (loss) before a cumulative effect of a change in accounting principle and income tax benefit was $410,782 and ($319,595) for September 30, 2000 and 1999, respectively.

For the nine month period ended September 30, 2000, the Company recognized an income tax benefit of $403,627 primarily related to the release of a valuation allowance of $530,612 previously recorded against deferred tax assets, net of income taxes related to operations for the period. At December 31, 1999 management believed the realization of the valuation allowance was not reasonably assured. Based upon the taxable income being generated in 2000 and management's expectations of continued profitability, management now believes the realization of the deferred tax asset is more likely than not. The valuation allowance was reversed in the first quarter of 2000, thereby providing a deferred tax benefit. Net income totaled $814,409 compared to ($390,921) for the nine month periods ended September 30, 2000 and 1999, respectively. Return average assets, return on average equity and capital to assets for 2000 totaled 2.07% and 19.16%, 10.82%, respectively.

Other comprehensive income (loss), which is the change in shareholders' equity excluding transactions with shareholders', totaled $4,380 and $(3,291) in 2000 and 1999, respectively. Other comprehensive income (loss) totaled $818,789 compared to $(394,212) in 2000 and 1999, respectively.

  AVERAGE BALANCES AND INTEREST
  INCOME ANALYSIS
  For the Period Ended September 30, 2000

                                                    2000
--------------------------------------------------------------------------------
                                                                        Interest
                                                 Average     Average    Income/
                                                 Balance     Rate       Expense
                                                 -------     ----       -------

ASSETS:

Loans (1)                                     $ 43,951,775   10.5%  $  3,467,835
Taxable securities                               2,249,689    6.2%       104,645
Federal funds sold                               1,117,533    6.1%        50,749
Interest-bearing deposits                            5,225    5.9%           230

                                              ------------          ------------

  Total interest-earning assets                 47,324,222   10.2%     3,623,459
                                              ------------          ------------




All other assets                                 5,053,809

                                              ------------

  Total assets                                $ 52,378,031

                                              ------------



Liabilities and Shareholders' Equity:
Interest-bearing deposits                     $ 38,830,626    4.9%  $  1,430,686
Other borrowings                                   308,470    8.7%        20,252
                                              ------------          ------------



  Total interest-bearing liabilities            39,139,096    4.9%     1,450,938
Other liabilities                                7,572,819
Shareholders' equity                             5,666,116

                                              ------------

Total liabilities and shareholders' equity    $ 52,378,031

                                              ------------


Net yield on earning-assets and net
  interest income (2)                                         6.1%  $  2,172,521
                                                                    ------------



Interest rate spread (3)                                      5.3%

----------
(1)  Non-accrual loans have been included.
(2) Net yield on earning assets is computed by dividing net interest earned by average earning assets.
(3) The interest rate spread is the interest-earning assets rate less the interest-bearing liabilities rate.



MATURITIES AND YIELDS OF DEBT SECURITIES
December 31, 2000 and 1999

September 30, 2000
Available for sale: (1)
Type                                                          Remaining
                                    Within                    Average
                                    1 Year           Yield    Life

U.S. Treasury Notes                $  744,371          6.4%      10 months
U.S. Government Agencies            1,271,436          6.6%       7 months
                                   ---------------------------------------
Total                              $2,015,807          6.6%
                                   -------------------------

----------
(1)  Securities available for sale are stated at amortized cost.

MATURITIES AND SENSITIVITIES OF LOANS TO CHANGES IN INTEREST RATES AS OF SEPTEMBER 30, 2000

                                         Within         One to           Five
                                           One           Five          Years or
                                          Year           Years           More
                                          ----           -----           ----

Real estate - Construction            $ 8,510,632    $   519,400    $   171,474
Real estate - Mortgage                 19,024,659     10,533,859        331,965

Predetermined rate, maturity

  greater than one year                              $11,050,901    $   489,386
Variable rate or maturing within
  one year                            $27,535,291          2,358         14,053


CHANGES IN THE ALLOWANCE FOR LOAN LOSSES

                                                     2000
                                                  ---------
Balance at beginning of year                      $ 528,808
Loans charged-off:
  Commercial, financial and agricultural            (22,123)
  Consumer                                               --
                                                  ---------
Total charge-offs                                   (22,123)
Recoveries of loans previously charged -off:

  Commercial, financial and agricultural                 --
                                                  ---------
Net charge-offs                                     (22,123)
                                                  ---------
Additions charged to operations                     317,460
                                                  ---------
Balance at September 30, 2000                     $ 824,145
                                                  =========

Ratio of net charge-offs during the year to
  average loans outstanding during the year            .05%

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES
September 30, 2000

                                                              PERCENT
                                                              OF TOTAL
                                           ALLOWANCE          AMOUNT
                                           ---------          ------

Real estate                                 $545,051            70%
Commercial, financial and agricultural       260,890            29%
Consumer                                      12,179             1%
                                                          --------
Unallocated                                    6,025
                                                          --------
Total allowance                             $824,145           100%
                                            ========      ========


                                              Interest and Rate/Volume Variance
                                           For the Period Ended September 30, 2000

                                                           2000 Compared to 1999
                                                           ---------------------
                                                 Volume             Rate            Total
                                                 ------             ----            -----
Interest-bearing deposits in other banks      $    (1,110)      $       175      $      (935)
Investment securities                             (10,271)           23,104           12,833
Federal funds sold                                (85,282)           17,057          (68,225)
Loans                                           1,662,061           159,028        1,815,089
                                              -----------       -----------      -----------
Total interest-earning assets                 $ 1,565,398          $199,364       $1,758,762
                                              ===========       ===========      ===========

Interest-bearing deposits                     $   565,311        $ 99,200 $          664,511
Borrowings                                         10,097            10,096           20,193
                                              -----------       -----------      -----------
Total interest-bearing liabilities            $   575,408        $109,296 $          684,704
                                              ===========       ===========      ===========

----------
(1) The rate/volume variance for each category has been allocated equally on a consistent basis between rate and volume variance.


Maturities of Deposits of $100,000 or More
December 31, 1999


                                                                                       Greater
                                      Within Within                      Within          Than
                                         Three            Six            Twelve          One
                                         Months          Months          Months          Year
                                      -------------    ----------      ----------     ----------
Time deposits of $100,000 or more      $2,435,358      $1,844,445      $2,172,894     $  100,000

INDEX                                                                Page
-----                                                                ----

Part I - FINANCIAL INFORMATION

Financial Statements:
         Consolidated Balance Sheets

           September 30, 2000 and December 31, 1999                   3

         Consolidated Statements of Operations

           Three Months Ended September 30, 2000 and 1999             4
           and Nine Months Ended September 30, 2000 and 1999

         Consolidated Statements of Comprehensive Income (Loss)
           Three Months Ended September 30, 2000 and 1999             5
            and Nine Months Ended September 30, 2000 and 1999

         Consolidated Statement of Changes in Shareholders' Equity

           Nine Months Ended September 30, 2000                       6

         Consolidated Statements of Cash Flows

           Nine Months Ended September 30, 2000 and 1999              7

         Notes to Consolidated Financial Statements                   8

Weststar Financial Services Corporation & Subsidiary
Consolidated Balance Sheets (unaudited)

                                                                               September 30,          December 31,
                                                                                  2000                   1999
                                                                             ----------------       ---------------
ASSETS:
Cash and cash equivalents:
  Cash and due from banks                                                  $       4,978,116      $      1,892,403
  Interest-bearing deposits                                                            7,973                 2,784
  Federal funds sold                                                                       0             2,110,000
                                                                             ----------------       ---------------
      Total cash and cash equivalents                                              4,986,089             4,005,187
                                                                             ----------------       ---------------
Investment securities -
  Available for sale, at fair value (amortized cost of
  $2,015,807 and $2,508,339, respectively)                                         2,017,016             2,502,411
                                                                             ----------------       ---------------
Loans                                                                             55,989,415            34,460,724
Allowance for loan losses                                                          (824,145)             (528,808)
                                                                             ----------------       ---------------
Net loans                                                                         55,165,270            33,931,916
Premises and equipment, net                                                        2,354,391             2,455,507
Accrued interest receivable                                                          421,082               220,151
Federal Home Loan Bank stock, at cost                                                145,600                58,100
Deferred income taxes                                                                537,572               133,688
Other assets                                                                          95,533                61,137
                                                                             ----------------       ---------------
TOTAL                                                                      $      65,722,553      $     43,368,097
                                                                             ================       ===============

LIABILITIES AND SHAREHOLDERS' EQUITY:
Deposits:

  Demand                                                                   $      11,128,694      $      4,780,881
  NOW accounts                                                                     7,037,113             3,154,225
  Money market accounts                                                           11,997,449            10,623,376
  Savings                                                                            785,062               583,797
  Time deposits of $100,000 or more                                                6,552,697             5,620,684
  Other time deposits                                                             20,054,136            13,158,017
                                                                             ----------------       ---------------
        Total deposits                                                            57,555,151            37,920,980
Federal Funds Purchased                                                            1,760,000                    09
Accrued interest payable                                                             226,411              159,1499
Other liabilities                                                                    193,803               119,569
                                                                             ----------------
                                                                                                    ---------------
      Total liabilities                                                           59,735,365            38,199,698
                                                                             ----------------       ---------------


SHAREHOLDERS' EQUITY:

Preferred stock; authorized $1,000,000; issued and outstanding - none                      0                     0
Common stock, $1 par value, authorized - 9,000,000
    shares; issued and outstanding - 633,298 and 633,298, respectively               633,298               633,298
Additional paid-in capital                                                         6,129,636             6,129,636
Accumulated deficit                                                                (776,487)           (1,590,896)
Accumulated other comprehensive income                                                   741               (3,639)
                                                                             ----------------       ---------------
      Total shareholders' equity                                                   5,987,188             5,168,399
                                                                             ----------------       ---------------
TOTAL                                                                      $      65,722,553      $     43,368,097
                                                                             ================       ===============

See notes to consolidated financial statements.


Weststar Financial Services Corporation & Subsidiary             Three Months                          Nine Months
Consolidated Statements of Operations (unaudited)                Ended Sept 30,                       Ended Sept 30,
-------------------------------------------------                --------------                       --------------
                                                              2000            1999                2000            1999
                                                          --------------  -------------       --------------  -------------
INTEREST INCOME:
Interest and fees on loans                               $    1,386,333   $    713,500        $   3,467,835   $  1,652,746
Federal funds sold                                                9,967         20,907               50,749        118,974
Interest-bearing deposits with other banks                          114              7                  230          1,165
Investments:
  U.S Treasuries                                                 11,969          5,408               32,643         20,908
  U.S. Government agencies                                       20,392         26,735               66,849         68,206
  Other                                                           2,806          2,173                5,153          2,698
                                                          --------------  -------------       --------------  -------------
       Total interest income                                  1,431,581        768,730            3,623,459      1,864,697
                                                          --------------  -------------       --------------  -------------
INTEREST EXPENSE:

Time deposits of $100,000 or more                                96,272         48,660              263,268        125,555
Other time and savings deposits                                 468,075        246,270            1,167,418        640,620
Federal funds purchased                                          16,884              0               20,211              0
Other interest expense                                                0             59                   41             59
                                                          --------------  -------------       --------------  -------------
     Total interest expense                                     581,231        294,989            1,450,938        766,234
                                                          --------------  -------------       --------------  -------------
NET INTEREST INCOME                                             850,350        473,741            2,172,521      1,098,463
PROVISION FOR LOAN LOSSES                                       160,260         61,170              317,460        265,455
                                                          --------------  -------------       --------------  -------------
NET INTEREST INCOME AFTER PROVISION

 FOR LOAN LOSSES                                                690,090        412,571            1,855,061        833,008
                                                          --------------  -------------       --------------  -------------
OTHER INCOME:

Service charges on deposit accounts                              89,255         73,345              258,297        187,890
Other service fees and commissions                               44,995         49,588              101,755         87,781
Other                                                             1,768          3,153                8,951          7,374
                                                          --------------  -------------       --------------  -------------
       Total other income                                       136,018        126,086              369,003        283,045
                                                          --------------  -------------       --------------  -------------
OTHER EXPENSES:

Salaries and wages                                              255,339        252,432              770,877        680,600
Employee benefits                                                37,117         27,340              115,933         65,771
Occupancy expense, net                                           35,790         21,955               98,843         58,870
Equipment rentals, depreciation and
  Maintenance                                                    53,862         54,792              167,383        147,683
Supplies                                                         36,852         29,886               97,546         82,689
Professional fees                                               143,691         86,867              416,631        242,605
Marketing                                                        44,312         32,242              113,604        102,304
Other                                                            16,379         26,109               32,465         55,126
                                                          --------------  -------------       --------------  -------------
        Total other expenses                                    623,342        531,623            1,813,282      1,435,648
                                                          --------------  -------------       --------------  -------------
INCOME (LOSS) BEFORE CUMULATIVE
  EFFECT OF A CHANGE IN ACCOUNTING

  PRINCIPLE AND INCOME TAXES                                    202,766          7,034              410,782       (319,595)
INCOME TAX PROVISION (BENEFIT)                                   70,049              0            (403,627)              0
                                                          --------------  -------------       --------------  -------------
INCOME (LOSS) BEFORE CUMULATIVE
  EFFECT OF A CHANGE IN ACCOUNTING

  PRINCIPLE                                                     132,717          7,034              814,409       (319,595)
                                                          --------------  -------------       --------------  -------------
CUMULATIVE EFFECT OF A CHANGE IN
  ACCOUNTING PRINCIPLE, NET OF TAX

  BENEFIT OF $44,877EEEEE                                             0              0                    0        (71,326)
                                                          --------------  -------------       --------------  -------------
NET INCOME (LOSS)                                        $      132,717   $      7,034        $     814,409   $   (390,921)
                                                          =============   =============       =============   =============

PER SHARE AMOUNTS:

Basic and diluted income (loss) before cumulative
  Effect of a change in accounting principle             $         0.21   $       0.02        $        1.29   $      (0.52)
Cumulative effect of a change in accounting
  Principle                                                           0              0                    0          (0.12)
                                                          --------------  -------------       --------------  -------------
 Basic and diluted net income (loss)                    $          0.21   $       0.02        $        1.29   $      (0.64)
                                                          ==============  =============       ==============  =============




See notes to consolidated financial statements

WESTSTAR FINANCIAL SERVICES CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (unaudited)

                                                            Three Months                 Nine Months
                                                           Ended Sept. 30,             Ended Sept. 30,
                                                           ---------------           --------------------
                                                        2000            1999         2000            1999
                                                        ----            ----         ----            ----
NET INCOME (LOSS)                                    $ 132,717      $   7,034      $ 814,409      $(390,921)
OTHER COMPREHENSIVE INCOME (LOSS)
Unrealized holding gains (losses) on securities
  available for sale, net of taxes                       2,908            385          4,380         (3,291)
                                                     ---------      ---------      ---------      ---------

COMPREHENSIVE INCOME (LOSS)                          $ 135,625      $   7,419      $ 818,789      $(394,212)
                                                     =========      =========      =========      =========

WESTSTAR FINANCIAL SERVICES CORPORATION & SUBSIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 and 2000
(unaudited)


                                                                                        Accumulated
                                         Common Stock       Additional                     Other           Total
                                     -------------------     Paid-In    Accumulated    Comprehensive    Shareholders'
                                      Shares      Amount     Capital      Deficit      Income (Loss)       Equity
                                      ------      ------     -------      -------      -------------       ------
Balance December 31, 1998            607,557    $607,557   $5,897,957  $(1,341,243)      $(1,696)        $5,162,575
  Net change in unrealized
     loss on securities held for                                                          (3,291)            (3,291)
      sale

  Issuance of common stock            25,741      25,741      231,679                                       257,420
  Net loss                                                                (390,921)                        (390,921)
                                   ---------------------------------------------------------------------------------
Balance September 30, 2000           633,298    $633,298   $6,129,636  $(1,732,164)      $(4,987)        $5,025,783
                                   =================================================================================



                                                                                        Accumulated
                                         Common Stock       Additional                     Other           Total
                                     -------------------     Paid-In    Accumulated    Comprehensive    Shareholders'
                                      Shares      Amount     Capital      Deficit      Income (Loss)       Equity
                                      ------      ------     -------      -------      -------------       ------


Balance December 31, 1999            633,298    $633,298   $6,129,636  $(1,590,896)      $(3,639)        $5,168,399
  Net change in unrealized
     loss on securities held for                                                          4,380               4,380
sale

  Net income                                                               814,409                          814,409
                                   ---------------------------------------------------------------------------------
Balance September 30, 2000           633,298    $633,298   $6,129,636    $(776,487)       $ 741          $5,987,188
                                   =================================================================================


See notes to consolidated financial statements.


Weststar Financial Services Corporation & Subsidiary
Consolidated Statements of Cash Flows (unaudited)
For the Nine Months Ended September 30,                                            2000                 1999
-----------------------------------------------------                              ----                 ----

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income(loss)                                                               $    814,409       $   (390,921)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
  Depreciation                                                                      174,637            127,103
  Provision for loan loss                                                           317,460            265,455
  Premium amortization and discount accretion, net                                  (18,233)           (53,130)
  Cumulative effect of a change in accounting principle                                   0             71,326
  Increase in accrued interest receivable                                          (200,931)          (101,041)
  Increase in accrued interest payable                                               67,262             72,652
  Increase in other assets                                                          (34,412)           (28,379)
  Deferred income taxes                                                            (406,627)                 0
  Increase (decrease) in other liabilities                                           74,235           (101,185)
                                                                               ------------       ------------
    Net cash provided (used) by operating activities                                787,800           (138,120)
                                                                               ------------       ------------

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of Federal Home Loan Bank stock                                            (87,500)                 0
Purchases of securities available for sale                                       (2,010,234)        (2,509,711)
Maturities of securities available for sale                                       2,521,000          2,100,000
Net increase in loans                                                           (21,550,814)       (16,984,105)
Additions to premises and equipment                                                 (73,521)          (401,655)
Issuance of common stock                                                                  0            257,420
                                                                               ------------       ------------
    Net cash used in investing activities                                       (21,201,069)       (17,538,051)
                                                                               ------------       ------------

CASH FLOWS FROM FINANCING ACTIVITIES:

Net increase in demand deposits, NOW accounts, and savings accounts              11,806,039         10,836,202
Net increase in certificates of deposits                                          7,828,132          7,704,525
Net increase in federal funds purchased                                           1,760,000                  0
                                                                               ------------       ------------
    Net cash provided by financing activities                                    21,394,171         18,540,727
                                                                               ------------       ------------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                           980,902            864,556
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                  4,005,187          3,545,714
                                                                               ------------       ------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                     $  4,986,089       $  4,410,270
                                                                               ============       ============

SUPPLEMENTAL DISCLOSURES:
  Cash paid during the period for:
    Interest                                                                   $  1,363,424       $    693,582
    Income taxes                                                                      3,000                  0



See notes to consolidated financial statements.

                     WESTSTAR FINANCIAL SERVICES CORPORTION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1. Weststar Financial Services Corporation (the "Company") is a bank holding company with one subsidiary, The Bank of Asheville, a state chartered commercial bank incorporated in North Carolina on October 29, 1997. Common shares of The Bank of Asheville were exchanged for common shares of the Company on April 29, 2000.

         In the opinion of management, the accompanying financial statements contain all adjustments necessary to present fairly the consolidated financial position of the Company as of September 30, 2000 and December 31, 1999, and the consolidated results of their operations and their cash flows for the three and nine month periods ended September 30, 2000 and 1999.

         The accounting policies followed are set forth in Note 1 to the 1999 Annual Report to Shareholders (Form 10-KSB) on file with the Federal Deposit Insurance Corporation.

2. Loans at September 30, 2000 and December 31, 1999 classified by type are as follows:

                                                   September 30,   December 31,
                                                       2000            1999
                                                       ----            ----
         Real Estate:
           Construction                           $  9,201,506     $  7,152,238
           Mortgage                                 29,890,483       16,963,594
         Commercial, financial and agricultural     16,090,477        9,926,255
         Consumer                                    1,009,529          562,765
                                                  ------------     ------------
         Subtotal                                   56,191,995       34,604,852
         Net deferred loan origination fees           (202,580)        (144,128)
                                                  ------------     ------------
         Total                                    $ 55,989,415     $ 34,460,724
                                                  ============     ============

3. At December 31, 1999, the Company had a $543,000 valuation allowance related to deferred tax assets for which, in the opinion of management, realization was not reasonably assured. Based upon the taxable income being generated in 2000 and management expectations of continued profitability, management now believes that realization of the deferred tax assets is more likely than not. The valuation allowance was reversed in the first quarter of 2000, thereby providing a deferred tax benefit.

4. In the normal course of business there are various commitments and contingent liabilities such as commitments to extend credit, which are not reflected on the financial statements. The unused portion of lines to extend credit were $10,618,000 and $5,537,000 at September 30, 2000 and December 31, 1999, respectively.

5. Basic earnings per share have been computed using the weighted average number of shares of common stock outstanding of 633,298 and 613,395 for the quarters ended September 30, 2000 and 1999, respectively and 633,298 and 609,530 for the nine month periods ended September 30, 2000 and 1999, respectively. There were no potentially dilutive securities during the three and nine month periods ended September 30, 2000 and 1999.

6. The Company's capital at September 30, 2000 and December 31, 1999 to risk weighted assets totaled 12.92% and 17.13%, respectively. Current federal regulations require that the Company maintain a minimum ratio of total capital to risk weighted assets of 8%, with at least 4% being in the form of Tier 1 capital, as defined in the regulations. In addition, the Company must maintain a leverage ratio of 4%. As of September 30, 2000 and December 31, 1999, the Company's capital exceeded the current capital requirements.

7. The SEC has issued Staff Accounting Bulletin No. 101 ("SAB 101"), as amended on June 26, 2000, titled "Revenue Recognition in Financial Statements". SAB 101 provides SEC guidance on the recognition, presentation and disclosure of revenue in accordance with generally accepted accounting principles in the financial statements. The Company must implement any applicable provisions of SAB 101 no later than the fourth quarter of the current fiscal year. The Company has determined that implementation of the applicable provisions of SAB 101 will not have a material effect on the Company's financial statements and current disclosures.

         In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133
         "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. The new standard requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS 133 was amended by SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date for FASB Statement No. 133", which delays the Company's effective date until January 1, 2001. Management does not believe that SFAS 133 will have a material effect on the Company's financial statements and current disclosures.

         In September 2000, the FASB issued SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities". SFAS 140 revises the standards for accounting for securitization and other transfers of financial assets and collateral and requires certain disclosures, but carries over most of the provisions of SFAS 125 without reconsideration. The statement is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after March 31, 2001. Management does not believe that SFAS 140 will have a material effect on the Company's financial statements and current disclosures.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Sections 55-8-50 through 55-8-58 of the North Carolina General Statutes permit a corporation to indemnify its directors, officers, employees or agents under either or both a statutory or nonstatutory scheme of indemnification. Under the statutory scheme, a corporation may, with certain exceptions, indemnify a director, officer, employee or agent of the corporation who was, is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative, or investigative, because of the fact that such person was a director, officer, agent or employee of the corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. This indemnity may include the obligation to pay any judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan) and reasonable expenses incurred in connection with a proceeding (including counsel fees), but no such indemnification may be granted unless such director, officer, agent or employee
(i) conducted himself in good faith, (ii) reasonably believed (a) that any action taken in his official capacity with the corporation was in the best interest of the corporation or (b) that in all other cases his conduct at least was not opposed to the corporation's best interest, and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Whether a director has met the requisite standard of conduct for the type of indemnification set forth above is determined by the board of directors, a committee of directors, special legal counsel or the shareholders in accordance with Section 55-8-55. A corporation may not indemnify a director under the statutory scheme in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with a proceeding in which a director was adjudged liable on the basis of having received an improper personal benefit.

In addition to, and separate and apart from the indemnification described above under the statutory scheme, Section 55-8-57 of the North Carolina General Statutes permits a corporation to indemnify or agree to indemnify any of its directors, officers, employees or agents against liability and expenses (including attorney's fees) in any proceeding (including proceedings brought by or on behalf of the corporation) arising out of their status as such or their activities in such capacities, except for any liabilities or expenses incurred on account of activities that were, at the time taken, known or believed by the person to be clearly in conflict with the best interests of the corporation. The Bylaws of Weststar provide for indemnification to the fullest extent permitted under North Carolina law for persons who serve as directors or officers of Weststar, or at the request of Weststar serve as an officer, director, agent, partner, trustee, administrator or employee for any other foreign or domestic entity, except to the extent such activities were at the time taken known or believed by the potential indemnities to be clearly in conflict with the best interests of Weststar. Accordingly, Weststar may indemnify its directors, officers or employees in accordance with either the statutory or non-statutory standards.

Sections 55-8-52 and 55-8-56 of the North Carolina General Statutes require a corporation, unless its articles of incorporation provide otherwise, to indemnify a director or officer who has been wholly successful, on the merits or otherwise, in the defense of any proceeding to which such director or officer was a party. Unless prohibited by the articles of incorporation, a director or officer also may make application and obtain court-ordered indemnification if the court determines that such director or officer is fairly and reasonably entitled to such indemnification as provided in Sections 55-8-54 and 55-8-56.

Finally, Section 55-8-57 of the North Carolina General Statutes provides that a corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee or agent of the corporation against certain liabilities incurred by such persons, whether or not the corporation is otherwise authorized by the NCBCA to indemnify such party. Weststar has purchased a standard directors' and officers liability policy which will, subject to certain limitations, indemnify Weststar and its officers and directors for damages they become legally obligated to pay as a result of any negligent act, error, or omission committed by directors or officers while acting in their capacity as such. Weststar may also purchase such a policy.

As permitted by North Carolina law, Article 5 of Weststar's Articles of Incorporation limits the personal liability of directors for monetary damages for breaches of duty as a director arising out of any legal action whether by or in the right of Weststar or otherwise, provided that such limitation will not apply to (i) acts or omissions that the director at the time of such breach knew or believed were clearly in conflict with the best interests of Weststar, (ii) any liability under Section 55-8-33 of the General Statutes of North Carolina, or (iii) any transaction from which the director derived an improper personal benefit (which does not include a director's reasonable compensation or other reasonable incidental benefit for or on account of his service as a director, officer, employee, independent contractor, attorney, or consultant of Weststar).

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


        Registration Fee                                     $  920
        NASD Fee                                              4,600
        Sales Agent Commission (1)                           50,000
        Printing and Engraving Expenses (1)                   8,000
        Legal Fees and Expenses                              50,000
        Accounting Fees and Expenses (1)                     15,000
        Blue Sky Fees and Expenses (1)                        1,500
        Miscellaneous                                         2,500
                                                              -----
             Total                                         $132,520


         (1)   Estimated

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES.

Weststar has sold no unregistered securities since it was chartered on February 8, 2000.

ITEM 27. INDEX TO EXHIBITS.

The following exhibits are filed with this Registration Statement:

    Exhibit

      Number   Description
      ------   -----------
       1.1     Sales Agency Agreement (previously filed)
       1.2     Escrow Agreement (previously filed)
       3.1     Articles  of   Incorporation  of  Weststar   Financial   Services
               Corporation *
       3.2     Bylaws of Weststar Financial Services Corporation *
       4       Specimen Common Stock Certificate *
       5       Opinion of Gaeta & Glesener,  P.A.  regarding the legality of the securities being registered (previously filed)
       10.1    Employment  Agreement of G. Gordon  Greenwood  dated  February 9,
               2000*
       10.2    Employment Agreement of Randall C. Hall dated March 20, 1998*
       10.3    401(k) Savings Plan of The Bank of Asheville *
       21      Subsidiaries   of   Weststar   Financial   Services   Corporation
               (previously filed)
       23.1    Consent of Deloitte & Touche LLP (previously filed)
       23.2    Consent of Gaeta & Glesener, P.A. (contained in Exhibit 5)
       24      Power of Attorney (previously filed)
       27      Financial Data Schedule (previously filed)

       99      Letter to Subscriber (previously filed)


* Incorporated by reference to the Registration Statement of Weststar Financial Services Corporation on Form S-4, Registration No. 333-30200 as filed with the Securities and Exchange Commission on February 11, 2000.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Asheville, State of North Carolina, on January 25, 2001.


                                       WESTSTAR FINANCIAL SERVICES CORPORATION


                                       By: /s/ G. Gordon Greenwood
                                           -----------------------
                                           G. Gordon Greenwood
                                           President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on January 25, 2001 by the following persons in the capacities indicated.


/s/ G. Gordon Greenwood
------------------------
G. Gordon Greenwood
President and Chief Executive Officer


/s/ Randall C. Hall
-------------------
Randall C. Hall
Executive Vice President


/s/ William E. Anderson*
------------------------
William E. Anderson
Director


/s/ Max O. Cogburn, Sr.*
------------------------
Max O. Cogburn, Sr.
Director


/s/ M. David Cogburn, Jr., M.D.*
--------------------------------
M. David Cogburn, Jr., M.D.
Director


/s/ Darryl J. Hart*
-------------------
Darryl J. Hart
Director

/s/ Carol L. King*
------------------
Carol L. King
Director


/s/ Stephen L. Pignatiello*
---------------------------
Stephen L. Pignatiello
Director


/s/ Kent W. Salisbury, M.D.*
----------------------------
Kent W. Salisbury, M.D.
Director


/s/ Laura A. Webb*
------------------
Laura A. Webb
Director

/s/ David N. Wilcox*
--------------------
David N. Wilcox
Director

*  /s/ G. Gordon Greenwood
   -----------------------
   By G. Gordon Greenwood
   Attorney-in-Fact